

July 24, 2013

Stephen Kirkwood
Executive Vice President and General Counsel
Wentworth Financial Holdings Inc.
201 King of Prussia Road
Radnor, Pennsylvania 19087-5148

Re: Wentworth Financial Holdings Inc.
Draft Registration Statement on Form S-1
Submitted June 28, 2013
CIK No. 0001580185

Dear Mr. Kirkwood:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please include all non-430A information in your next confidential filing or pre-effective amendment. The staff may defer review of any additional filings until such time as you have provided the information currently missing from the registration statement. In this regard, we note the following information should be included; range of prices, size of offering,

ownership tables, dilution, name the underwriter(s), and, updated information for the quarter ended June 30, 2013.

3. Revise to include the information regarding the selling shareholders as required by Item 507 of Regulation S-K. In this regard, please indicate whether or not they are broker/dealers or affiliates of broker/dealers.

4. Noting the Directed Share Program disclosed on page 114 ("Reserved Shares"), advise the staff how the directed share program works and provide us with any materials given to potential purchasers of the reserved shares. Additionally, tell us how the prospective recipients are determined. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuers will contact the direct share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or company, such as email? When will the shares and money be exchanged? When do the purchasers become committed to purchase their shares? How and when will the number of shares be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

Prospectus cover page

5. We note the "red herring" language above the heading. Please advise whether any preliminary distribution has be made of the Prospectus.

6. Noting the proceeds will be used to purchase common membership interests in JGWPT Holdings, revise to indicate whether or not that security is trading anywhere and add a cross-reference to a discussion of how the purchase price will be determined. In addition, disclose what percentage interest in J.G. Wentworth LLC is owned by JGWPT both prior to and after the offering.

7. Revise the heading to indicate the number of shares to be sold by the issuer and the number to be sold by selling shareholders.

8. Revise to add a cross-reference to the end of the third paragraph to a more detailed discussion of these arrangements elsewhere in the Prospectus.

9. Revise the third paragraph to define "certain of the Common Interestholders." In addition, noting that these Common Interestholders may purchase pursuant to the Directed Share Program and may sell as Selling Shareholders, clarify how the number of Class B shares to be issued will be determined.

Prospectus Summary

10. Revise to add subsections for "Controlled Company," "Recent 2013 Distribution," "2009 Chapter 11 bankruptcy" and "Tax Receivable Agreement" and briefly discuss the details and

effects on new purchasers and add cross-references to more detailed discussions elsewhere in the Prospectus."

Our Company, page 1

11. Revise the last sentence of the first paragraph to indicate the entire sentence is management's belief.

12. With regard to the four bullet points on pages 1 and 2, revise each bullet where you state, "(T)o date" to indicate since what date, e.g., since 1995. In addition, revise each bullet point to add the source for the statement, "making us the largest purchaser."

13. Please provide supplemental support for your claim that your core brands, JG Wentworth and Peachtree, are the #1 and/or #2 most recognized brands in their product categories.

Industry Overview, page 2

14. Revise the first paragraph to indicate whether the settlements purchased remain tax-free revenue to your company.

Competitive Strengths, page 3

15. Revise the credit facility section on page 4 to disclose as of the most recent practicable date, the dollar amount of unused facilities available.

16. Please provide a brief description of your "controlled company" status and how this impacts shareholders purchasing in this offering.

17. Revise the cash flow discussion to disclose your cash flows for the year ended 2012 and for the period ending June 30, 2013 and explain where the cash flows come from, e.g., operations, financing activities, etc.

Our Growth Strategy, page 5

18. Please expand to balance the disclosure with statements clarifying that you are not giving any assurances regarding outcomes of increased revenue, profitability, or cash flows.

Our Sponsor, page 5

19. Expand to provide more detail on the relationship among JLL, Wentworth and JGWPT.

Our Structure, page 6

20. Provide a diagram of the current organizational structure identifying the ownership percentages of the relevant entities.

The Transactions, page 9

21. Revise the second bullet on page 10 to explain what is meant by "certain offerings" and also disclose whether there are any plans, arrangements or understandings to make other offerings, besides this offering, in the next 12 months.

Use of Proceeds, page 12

22. If the JGWPT term loan to be partially repaid with the proceeds of this offering was incurred within one year, describe here and in the main section the use of the proceeds of such indebtedness. Also disclose the interest rate and maturity of the loan. See Item 504 of Regulation S-K.

23. Describe here and in the main section how the cost of the Common Interests to be purchased from JGWPT will be determined. Provide similar disclosure for the Common Interests to be purchased from the certain Common Interestholders. See Instruction 5 to Item 504 of Regulation S-K.

Risk factors, page 17
We may pursue acquisitions…, page 19

24. Revise to state that there are no pending plans, arrangements, or understandings to make any acquisitions or describe otherwise.

We will be required to pay certain Common Interestholders…, page 28

25. Revise to disclose the aggregate difference in tax basis as of the most recent practicable date.

Our directors and officers who are affiliated…, page 29

26. Revise to name them here and describe their other positions that have conflicts of interest or add a cross-reference to that discussion elsewhere in the Prospectus.

For as long as we are an emerging growth company, we will not be required…, page 31

27. Please state in your risk factor that, as a result of your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), your financial statements may not be comparable to companies that comply with public

company effective dates. Include a similar statement in your critical accounting policy disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 51

28. Please revise to disclose your revenues for each period presented by major product (e.g. – structured settlements, annuities, pre-settlement funding, lottery winnings, attorney cost financing, life settlement contracts and installment sale transaction structure).

Comparison of Consolidated Results for the Years Ended December 31, 2012 and 2011-
Revenues, page 56

29. We note you attribute the noted increases in total revenues and significant revenue line items primarily to the Peachtree merger and a lower interest rate environment. Please revise to include an enhanced discussion of the specific impact each of these factors had on observed changes in each of the significant revenue line items impacted. Consider including in your discussion an identification of the underlying key drivers of operating performance and an analysis of how each of these key drivers impacted the noted change in revenues during the periods presented.

Comparison of Consolidated Results for the Three Months Ended March 31, 2013 and 2012 -
Revenues, page 57

30. Please revise to include an enhanced discussion of the strong operational execution that has contributed to revenue growth including specific examples and detailing how these items impacted revenues.

Business – Our Company, Pre-settlement funding, page 67

31. Please revise to clarify what happens to the cash advance if the plaintiff is not awarded the personal injury claim.

Business – Development of our Business, page 70

32. Please revise to provide additional details related to your installment sale transaction structure. You discussion should include, but not be limited to, explaining how the program generates income, the risks associated with the program including the market risk associated with the marketable securities your purchase, if the program is solely related to lottery winnings and the relationship between the marketable securities you purchase and the installment obligations payable.

Business - Life Contingent Structured Settlements Process, page 72

33. Please revise to clearly describe how you transfer all mortality risk pursuant to a third party financing structure.

Management, page 84

34. Revise the biographies to indicate the date each director was appointed to the Board.

Description of Capital Stock - Listing, page 102

35. Please advise us of the status of your NYSE listing application.

U.S. Federal Tax Considerations For Non-United States Holders…, page 110

36. Please delete the phrase "for general information purposes only."

Part II
Exhibits

37. Please file the lock-up agreements.

38. Please file the incentive plan.

Signatures

39. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by Instruction 1 to Form S-1.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel